TRANSCONTINENTAL GAS PIPE LINE COMPANY, LLC

2800 Post Oak Boulevard

Houston, Texas 77056

(713) 215-2000

February 22, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transcontinental Gas Pipe Line Company, LLC

Registration Statement on Form S-4 (File No. 333-179372)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Transcontinental Gas Pipe Line Company, LLC, a Delaware limited liability company (the “Company”), respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 2:00 p.m., Eastern Time, on February 24, 2012 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Transcontinental Gas Pipe Line Company, LLC

By:	/s/ Lorna R. Simms
Lorna R. Simms
Assistant Secretary

cc:	Robyn Zolman, Gibson, Dunn & Crutcher LLP

Transco Acceleration Request Letter